FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               July 31, 2006

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: July 31, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary





 Smith & Nephew statement



31 July 2006





Smith & Nephew plc (LSE: SN, NYSE: SNN) ("Smith & Nephew" or "the Company") today released the following statement.



Following receipt of the U.S. Department of Justice's investigative subpoena previously disclosed by the Company on June 30, 2006, Smith & Nephew instituted an internal investigation in order to cooperate fully with the Justice Department. Through this internal investigation it has come to our attention that an independent orthopaedic sales representative under contract to the Company sent an email on October 28, 2005 to competitors. That email appears to have resulted from a hospital's request for proposals from the Company and its competitors regarding their orthopaedic implant products. The email proposed to the Company's competitors that they join in a coordinated response to the hospital's request. That email was in clear contravention of Smith & Nephew's policies and was not authorised by Company management. To the best of the Company's knowledge, the October 28, 2005 email was never acted upon by the Company or any of its competitors in responding to the hospital or any customer and resulted in no anti-competitive agreement. The independent sales representative and the Company no longer have a business relationship.



Smith & Nephew is committed to complying with all laws and regulations and to having the highest standards of ethical business practice. Smith & Nephew continues to cooperate fully with the Department of Justice in this investigation.



The investigation is ongoing and Smith & Nephew can provide no assurance as to the final outcome. Therefore, it would not be appropriate to comment further. The provision of the information above should not be construed as an intention on the Company's part to provide further updates except as legally required.





Enquiries


Investors/Media
Deborah Scott
Financial Dynamics - London                     Tel: +44 (0) 20 7401 7646

Media

David Yates                                     Tel: +44 (0) 20 7831 3113
Financial Dynamics - London

Jonathan Birt                                   Tel: +1 (212) 850 5634
Financial Dynamics - New York